Daniel A. Peterson

Partner

190 Carondelet Plaza, Suite 600
St. Louis, MO 63105

Direct: 314.345.6246

Fax: 314.480.1505

dan.peterson@huschblackwell.com

September 26, 2014

VIA EDGAR

United States Securities and Exchange Commission

Att’n: Ms. Allison White

100 F. Street NE

Washington, DC 20549

Re:	Tributary Funds, Inc. (“Tributary” or the “Registrant”)
SEC File Nos. 033-85982 and 811-08846

To the Commission:

On August 22, 2014, the Registrant filed a post-effective amendment to its registration statement (the “Registration Statement”) under Rule 485(a) of the Securities Act of 1933, as amended (the “Post-Effective Amendment”).  On September 12, 2014, Securities and Exchange Commission (“Commission”) staff (the “Staff”) provided oral comments on the Post-Effective Amendment, as well as on Tributary’s most recently-filed annual amendment to its Registration Statement under Rule 485(b) of the Securities Act of 1933 (the “485(b) Filing”).  This communication responds to those comments (summarized below), and accompanies an additional post-effective amendment to the Registration Statement under Rule 485(a) of the Securities Act of 1933, as amended (the “Second Amendment”) filed today that incorporates the below responses.

We confirm that Tributary will incorporate changes to its next annual update to the Registration Statement under Rule 485(b) of the Securities Act of 1933 (the “2015 Update”) to respond to the Staff’s comments provided on the Post-Effective Amendment as well as on the 485(b) Filing.

On behalf of Tributary, we request immediate effectiveness of the Second Amendment.

Prospectus Supplement  — Tributary Balanced Fund

Staff Comment 1:	Disclose that B-rate bonds may be considered “junk” bonds and include a corresponding principal risk relating to “junk” bonds.

Tributary Response:

In the Second Amendment, Tributary has rewritten the “Principal investment Strategies” section as follows (with the new language highlighted here):

With respect to the fixed income portion of the Fund, the sub-adviser intends to target bonds with attractive yields.  Additionally,

the Fund intends to invest primarily in fixed income securities rated, at the time of purchase, within the four highest credit categories (AAA, AA, A, BBB, or equivalent) by at least one nationally recognized statistical rating organization (“NRSRO”), or if unrated, deemed to be of comparable quality by the Fund’s sub-adviser.  However, also with respect to the fixed income portion of the Fund, the Fund may invest up to 20% of that portion in fixed income securities rated below such ratings (“junk” or “high yield” bonds) but not lower than a B rating by an NRSRO at the time of purchase.  In addition, the sub-adviser seeks to diversify its bond holdings across the major fixed income sectors, individual issuers, and maturities to maintain a fixed income allocation dollar-weighted average maturity of three years or more.

Tributary has also included the following principal risk disclosure for the fund in the Second Amendment:

High-Yield Bonds, Lower-Rated Bonds, and Unrated Securities Risk: High-yield bonds, lower-rated bonds, and unrated securities are broadly referred to as “junk bonds,” and are considered below “investment grade” by national ratings agencies.  Junk bonds are subject to increased risk of an issuer’s inability to meet principal and interest payment obligations.

Additionally, Tributary confirms that it will make conforming changes throughout the Prospectus in the 2015 Update.

Staff Comment 2:	Please remove the footnote to the Average Annual Total Returns table.

Tributary Response:	Tributary has removed the footnote in the Second Amendment.

Staff Comment 3:	Include disclosure, in the narrative following the “Annual Total Returns” table, explaining that the indices’ returns do not reflect the deduction of fees, expenses, or taxes.

Tributary Response:

Tributary has made the requested change in the Second Amendment as follows (with the new language highlighted here):

The bar chart and table below show the Fund’s annual returns and its long-term performance and provides some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and by showing how the Fund’s average annual returns for 1, 5, and 10 years compare with those of a broad measure of market performance and a composite index that is comprised of 60% of the Fund’s equity benchmark and 40% of the Fund’s fixed income benchmark.  The composite index is intended to provide a single benchmark that more accurately reflects the composition of securities held by the Fund.  The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future. The annual average returns of the indices do not reflect the returns net of fees, expenses, or taxes.

Additionally, Tributary confirms that it will make conforming changes throughout the Prospectus in the next Annual Update to the Registration Statement.

Staff Comment 4:	Per instruction 3(a) of Item 4 of Form N-1A, provide the annual returns in the bar chart for only one share class.

Tributary Response:

Tributary has made the requested change by deleting the Annual Total Returns bar chart for the Institutional Plus Class in its entirety in the Second Amendment.

Additionally, Tributary confirms that it will make conforming changes throughout the Prospectus in the 2015 Update.

Staff Comment 5:

Per instruction 3(a) of Item 4 of Form N-1A, provide the average annual total return (after taxes on distributions) and the average annual total return (after taxes on distributions and redemptions) in the average annual return table for only one share class.

Tributary Response:

Tributary has made the requested change in the Second Amendment by inserting a line item for the Institutional Plus Class in the Average Annual Total Returns table for the Institutional Class and deleting the Average Annual Total Returns table for the Institutional Plus Class in its entirety.

Additionally, Tributary also confirms that the requested change will be incorporated for all other funds in the 2015 Update.

Staff Comment 6:

Disclose the changes to the composite index as the result of the change of the secondary benchmark in the table entitled, “Average Annual Total Returns (For periods ended December 31, 2013)”, and include the new and old composite indices.

Tributary Response:	Tributary has made the requested change in the Second Amendment.

Staff Comment 7:

On page 4 of the Post-Effective Amendment, please make the period of average maturity consistent between the “Principal Investment Strategies” section and the “Principal Investment Objective, Strategies, and Risks of the Tributary Balanced Fund” section.

Tributary Response:	Tributary has made the requested change in the Second Amendment—each section states “a fixed income allocation dollar-weighted average maturity of three years or more.”

Staff Comment 8:	Please describe within the prospectus and discuss supplementally where the discussion of the August 21, 2014 Board approval of sub-advisory agreement changes may be found.

Tributary Response:

Tributary has included the following reference to where the discussion may be found it the Prospectus section entitled, “Management of the Funds,” sub-section “Fees.”

A discussion of the basis for the Board of Directors’ approval of the amendment to the investment sub-advisory agreement will also be included in the Company’s Annual Report to shareholders for the year ended March 31, 2015.

Supplement  to Statement of Additional Information

Staff Comment 9:	Please change the first page number reference on page 2 of the Supplement from 29 to 30.

Tributary Response:

Tributary respectfully declines this comment.  Tributary has confirmed that this table is located on page 29 in Statement of Additional Information available on the Edgar website and available to shareholders on Tributary’s website.

Staff Comment 10:

Please correct the page number reference in the Supplement to the Statement of Information from page 29 to page 30 relating to the deletion of the table regarding the “Ownership of Fund Shares,” in the section entitled “Management of the Company,” sub-section “Portfolio Managers.”

Tributary Response:	Tributary has made the requested change in the Second Amendment.

Staff Comment 11:	Please confirm whether the recent amendments made to the fee waiver agreement with Tributary’s investment adviser impact Tributary’s expense tables.

Tributary Response:

Effective August 1, 2014, Tributary’s investment adviser, Tributary Capital Management, LLC (the “Investment Adviser”) agreed to cap its fees so that the funds’ expenses not exceed a stated cap.  Prior to that time, the fee waiver was a set portion of the Investment Adviser’s fee.

As noted below in response to Staff comment 13, a new footnote to the expenses table will be added to reflect that change.

485(b) Filing - Prospectus

Staff Comment 12:	Please strike footnote 1 to the Annual Fund Operating Expenses tables for all funds.

Tributary Response:	Tributary will omit that footnote in the 2015 Update.

Staff Comment 13:	Please confirm that the amounts listed in the Annual Fund Operating Expenses tables reflect expenses for the periods in which the fee waivers were in effect.

Tributary Response:

Tributary confirms that the amounts listed in the Annual Fund Operating Expense tables reflect the expenses for the most recent fiscal year end, March 31, 2014, and the fee waivers listed reflect the fee waivers which were effective as of August 1, 2014 for all Funds.  Tributary will incorporate the following footnote to the “Annual Fund Operating Expenses” table for all Funds in the 2015 Update:

(x)  The “Total Annual Fund Operating Expenses After Fee Waiver” in the table above show the Fund’s expenses as of the most recent fiscal year end, March 31, 2014, less the fee waiver, which was effective August 1, 2014.

Staff Comment 14:	Per instruction 3(b) of Item 3 of Form N-1A, please disclose the shareholder servicing fee on a separate line in the Annual Fund Operating Expenses table.

Tributary Response:	The Registrant confirms that the requested change will be incorporated for all Funds in the 2015 Update.

Staff Comment 15:

Please confirm whether the Tributary Short-Intermediate Fund and Tributary Income Fund have any limit on duration? If so, please disclose these limits, provide disclosure stating that duration measures sensitivity to interest rates, not time, and provide specific examples illustrating how it works.

Tributary Response:	Tributary confirms that neither the Tributary Short-Intermediate Fund nor the Tributary Income Fund have specific limits on duration.

Staff Comment 16:

In the first sentence of the “Principal Investment Strategies” section of the Tributary Short-Intermediate Fund and Tributary Income Fund summaries, please clarify that such funds’ assets are their net assets plus any borrowing for investment purposes.

Tributary Response:	The Registrant confirms that the requested changes will be incorporated in the 2015 Update.

Staff Comment 17:

In the first paragraph of the “Principal Investment Strategies” section of the Tributary Short-Intermediate Fund and Tributary Income Fund summaries, please add disclosure noted above regarding “junk” bonds, as well as corresponding risks.

Tributary Response:	The Registrant confirms that the requested changes will be incorporated in the 2015 Update.

Staff Comment 18:

In the first paragraph of the “Principal Investment Strategies” section of the Tributary Short-Intermediate Fund and Tributary Income Fund summaries, please clarify that the dollar-weighted portfolio maturity is measured on the portion of such funds’ assets that are invested in fixed income securities.

Tributary Response:	The Registrant confirms that the requested changes will be incorporated in the 2015 Update.

Staff Comment 19:

Please confirm whether the Tributary Short-Intermediate Fund and Tributary Income Fund invest or may invest in sub-prime mortgages.  If so, please include disclosure relating to sub-prime mortgages in the “Principal Investment Strategies” section and include a corresponding risk.

Tributary Response:

Tributary confirms that the Tributary Short-Intermediate and Tributary Income Funds do not invest directly in sub-prime mortgages and do not intend to invest directly in sub-prime mortgages; however, the Funds may invest in securities collateralized by sub-prime mortgages.  Tributary believes that the current disclosure in the “Principal Investment Strategies,” sub-section “Mortgage-Related and Other Asset-Backed Securities Risk,” is sufficient to address the risk of investing in securities collateralized by mortgages, including sub-prime mortgages.

Tributary will incorporate the following (highlighted here) additional sentence in the Statement of Additional Information in the section entitled “Additional Information on Portfolio Instruments,” sub-section “Mortgage-Related Securities,” to clarify that underlying mortgage collateral may include sub-prime mortgages in the 2015 Update:

Mortgage-Related Securities.  The Short-Intermediate Bond Fund, the Income Fund, and the Balanced Fund may, consistent with their respective investment objectives and policies, invest in mortgage-related securities (or “MRS”).

Mortgage-related securities, for purposes of such Funds’ Prospectus and this SAI, represent pools of mortgage loans assembled for sale to investors by various governmental agencies such as Ginnie Mae and government related organizations such as Fannie Mae and Freddie Mac, as well as by non-governmental issuers such as commercial banks, savings and loan institutions, mortgage bankers, and private mortgage insurance companies.  These securities are backed by obligations such as: conventional 15- or 30-year fixed rate mortgages; adjustable rate mortgages; non-conforming mortgages; commercial mortgages; or other assets.  The mortgages underlying the securities may also reflect credit quality differences (e.g., sub-prime mortgages).  MRS are pass-through securities — an interest in a pool or pools of mortgage obligations.  The cash flow from the mortgage obligation is “passed through” to the securities’ holders as periodic payments of interest, principal, and prepayments (net of service fees).  Although certain MRS are guaranteed by a third party or otherwise similarly secured, the market value of the security, which may fluctuate, is not so secured.  The value of an MRS may be lost if there is a decline in the market value of the security whether resulting from changes in interest rates or prepayments in the underlying mortgage collateral.  As with other interest bearing securities, the prices of such securities are inversely affected by changes in interest rates.  However, though the value of an MRS may decline when interest rates rise, the converse is not necessarily true, since in periods of declining interest rates the mortgages underlying the securities are prone to prepayment, thereby shortening the average life of the security and shortening the period of time over which income at the higher rate is received.  Conversely, when interest rates are rising, the rate of prepayment tends to decrease, thereby lengthening the average life of the security and lengthening the period of time over which income at the lower rate is received.  For these and other reasons, a mortgage-related security’s average maturity may be shortened or lengthened as a result of interest rate fluctuations and, therefore, it is not possible to predict accurately the security’s return to the Short-Intermediate Bond Fund, the Income Fund, and the Balanced Fund.  In addition, regular payments received in respect of MRS include both interest and principal.  No assurance can be given as to the return these Funds will receive when these amounts are reinvested.

Staff Comment 20:

Please explain supplementally how the percentages in the Section entitled, “Management of the Funds,” sub-section “Fees,” are calculated, and why the percentages do not match the percentages in the “Annual Fund Operating Expense” tables.

Tributary Response:

Tributary confirms that the advisory fees in the “Fees” sub-section are calculated based on the Fund’s contractual advisory fee, which is a percentage of the Fund’s average daily net assets. The percentage for the advisory fees net of waivers are based on the advisory fees that the Investment Adviser received for the fiscal year ended March 31, 2014 less any contractual fee waivers in place during the fiscal year ended March 31, 2014 for each Fund.

The percentages displayed for the aggregate advisory fees show only the advisory fees received by the Investment Adviser for the fiscal year ended March 31, 2014.  The advisory fees net of waivers in the “Fees” sub-section do not match the percentages in the “Annual Fund Operating Expense” tables because the “Annual Fund Operating Expense” tables reflect a waiver that was effective as of August 1, 2014, and is therefore not included in the calculation of the advisory fees net of waivers that the Investment Adviser received for the fiscal year ended March 31, 2014 shown in the “Fees” sub-section.

485(b) Filing — Statement of Additional Information

Staff Comment 21:	On page 13, it appears one paragraph is duplicated—consider striking one.

Tributary Response:	Tributary will make that change in the 2015 Update.

Staff Comment 22:

Per the instructions to Item 20(b) of Form N-1A, please identify any benchmark used to measure performance and state the length of the period over which performance is measured in the Section entitled “Portfolio Managers,” sub-section “Compensation—FNFA.”

Tributary Response:	Tributary confirms that the requested change will be made in the 2015 Update.

Tributary hereby advises the Staff that Tributary acknowledges:

•                  Tributary is responsible for the adequacy and accuracy of the disclosures in its Second Amendment and the 2015 Update;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Second Amendment and the 2015 Update; and

•                  Tributary may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I appreciate your support and cooperation in this matter.  Please do not hesitate to contact me as counsel for the Fund at (314) 345-6246 with any questions.

Sincerely,

/s/ Daniel A. Peterson
Daniel A. Peterson
Partner

cc:	Ms. Brittany Fahrenkrog
Tributary Capital Management
1620 Dodge Street, Stop 1089
Omaha, Nebraska 68197

Ms. Angela Burke
Jackson National Asset Management
225 West Wacker Drive, Suite 1000
Chicago, Illinois 60606